April 30, 2010

Mr. Brick Barrientos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington D.C. 20549

RE:	Forward Funds (the “Registrant”)
File Nos. 033-48940/811-06722
Post-Effective Amendment No. 70

Dear Mr. Barrientos,

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 70 (“PEA 70”) to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 70 under the Investment Company Act of 1940 (the “1940 Act”).

PEA 70 is being filed pursuant to Rule 485(b) under the 1933 Act, and, as indicated on the facing sheet, will become effective immediately upon filing. PEA 70 is filed for purposes of updating and completing the Registrant’s disclosures in Post-Effective Amendment No. 68 (“PEA 68”) to the Registrant’s registration statement under the 1940 Act, filed on February 9, 2010 for the purposes of: (i) updating the Registrant’s registration statement in connection with the annual update; (ii) consolidating the prospectuses and statements of additional information contained in the Registrant’s registration statement; and (iii) making substantial formatting and layout changes to the prospectuses contained in the Registrant’s registration statement in accordance with the SEC “Summary Prospectus” Rule (see SEC Rel. No. 33-8998, Jan. 13, 2009).

PEA 70 reflects changes to the registration statement in response to comments you provided on Tuesday, March 30, 2010, completes certain other information, and includes required exhibits. Filed as part of the registration statement are: (i) prospectuses for the Class A, Class B, Class C and Class M shares of certain of the Funds; (ii) prospectuses for the Investor and Institutional Class shares of certain of the Funds; (iii) prospectuses for Class Z shares of certain of the Funds; and (iv) the Statement of Additional Information (“SAI”) for all of the Funds. PEA 70 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

Set forth in the numbered paragraphs below are your comments of March 30, 2010 to PEA 68, followed by the Registrant’s responses and/or a description of how the Registrant has addressed your comments in PEA 70. To the extent that a comment was applicable to the prospectuses for the Investor/Institutional Class shares, the Class A/B/C/M shares, and Class Z shares, corresponding changes were made accordingly. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

General Comments

1)	Comment: Please provide the traditional “Tandy” representations.

Response: The traditional “Tandy” representations are attached to this letter and are signed by an officer of the Fund.

2)	Comment: Please complete the Fee Table and Expense Examples for all Funds.

Response: The Fee Table and Expense Examples for all Funds have been completed and were emailed to you on April 29, 2010 per your request.

3)	Comment: If the Registrant will be filing a summary prospectus pursuant to Rule 497(k) for one or more of the Funds, provide the disclosure required under Rule 498(b)(iv) of the 1933 Act.

Response: As the Registrant will be filing summary prospectuses pursuant to Rule 497(k) of the 1933 Act, the requested disclosure required pursuant to Rule 498(b)(iv) under the 1933 Act will be included in the Registrant’s summary prospectuses filed pursuant to Rule 497(k).

Prospectus

4)	Comment: In the section titled “Additional Investment Strategies and Risks,” some of the strategies and risks disclosed in this section are disclosed as principal strategies and risks in certain Fund summaries. The Registrant should identify which investment strategies and risks apply to a Fund. Furthermore, if a principal strategy or risk is disclosed in this section, then the Registrant must clearly state which risk or strategy is considered “principal” for a particular Fund.

Response: Requested revision has been incorporated.

5)	Comment: In the section titled “Management of the Funds,” the sub-header titled “Investment Advisor,” should be changed to “Investment Advisor/Portfolio Managers.”

Response: Requested revision has been incorporated.

Fund Summaries in the Statutory Prospectuses

6)	Comment: Remove the exchange ticker symbols from the first page of each “Fund Summary” section.

Response: Requested revision has been incorporated.

7)	Comment: In the section titled “Investment Objective,” delete the following sentence: “There is no guarantee that the Fund will achieve its investment objective.”

Response: Requested revision has been incorporated.

8)	Comment: In the table “Annual Fund Operating Expenses,” Acquired Fund Fees and Expenses can only be estimated for the current fiscal year for a new Fund. For an existing Fund, the Acquired Fund Fees and Expenses should be based on estimated amounts for the previous fiscal year. Also, where applicable, change the footnote accordingly.

Response: Requested revision has been incorporated.

9)	Comment: In the table “Annual Fund Operating Expenses,” the footnote for the fee waiver/expense reimbursement, describe who can terminate the expense limitation agreement or fee waiver and under what circumstances.

Response: The Registrant has revised the footnote to clarify that the Investment Advisor for the applicable Fund is contractually obligated to waive fees or limit expenses until the expiration date as set forth in the applicable fee waiver/expense limitation agreement.

10)	Comment: In the table “Average Annual Total Returns,” remove the footnote regarding when a Fund began offering a particular class of shares and add the date to the table as parenthetical.

Response: Requested revision has been incorporated.

11)	Comment: In the table “Average Annual Total Returns,” remove the footnote regarding each Fund’s benchmark(s). If there are multiple benchmarks, a Fund may include a narrative in the “Performance Information” section that discloses the primary and secondary indexes as well as a description of the secondary index. The narrative should not include the following sentence: “Investors cannot invest in an index. Returns of the index do not reflect any deduction for fees, expenses or taxes.”

Response: The footnote to each Fund’s benchmark was removed and a description of each market index was inserted as an Appendix into each statutory prospectus.

12)	Comment: In the sections titled “Investment Advisor/Portfolio Managers” or “Sub-Advisors/Portfolio Managers,” disclose the time period a portfolio manager has managed the Fund and remove language regarding when the portfolio manager began employment with the Advisor or Sub-Advisor.

13)	Response: Requested revision has been incorporated.

14)	Comment: In the section titled “Purchase and Sale of Fund Shares,” remove the following sentence: “Generally, purchase and redemption orders for Fund shares are processed at the net asset value next calculated after an order is received by the Fund’s Distributor.”

Response: Requested revision has been incorporated.

15)	Comment: In the section titled “Tax Information,” include disclosure that investors will pay taxes under a tax-deferred arrangement, but taxes are paid at a future date.

Response: Requested revision has been incorporated.

16)	Comment: In the section titled “Fees and Expenses of the Fund,” disclose, if any, sales charges or discounts that apply to the Fund. If there are sales charges or discounts, include an additional introductory discussion under this section.

Response: Requested revision has been incorporated.

17)	Comment: In the table “Examples,” delete the following footnote: “The example for the Class C shares reflects the contingent deferred sales charge (“CDSC”) that would apply for redemptions of Class C shares within one year. For more information regarding the CDSC, please see the “Purchase and Sale of Fund Shares” section of the Fund’s prospectus.”

Response: Requested revision has been incorporated.

18)	Comment: In the section titled “Performance Information,” delete the following sentence in the Class A/B/C/M shares prospectus: “These returns include the sales load applicable to Class A shares and the CDSC applicable to [Class B and Class C shares].”

Response: Requested revision has been incorporated.

19)	Comment: In the section titled “Performance Information,” delete the following sentence: All returns assume reinvestment of dividends and distributions.”

Response: Requested revision has been incorporated.

20)	Comment: In the section titled “Purchase and Sale of Fund Shares,” remove the following sentence in the Class A/B/C/M shares prospectus: “Forward Funds may waive or reduce the minimum investment requirements for Class A or Class C shares under certain circumstances and conditions.”

Response: Requested revision has been incorporated.

21)	Comment: For those Funds that offer Class M shares, in the section titled “Purchase and Sale of Fund Shares,” the following paragraph should be removed from the summary section and added to the statutory prospectus if it only applies to the purchase of shares: “Class M shares of the Fund may only be purchased through asset allocation, wrap fee and other similar fee-based advisory programs sponsored by financial intermediaries, such as brokerage firms, investment advisers, financial planners, third-party administrators, insurance companies, and any other institutions having a selling, administration or any similar agreement with the Fund’s Distributor.”

Response: The disclosure has been revised to read as follows: “Class M shares of the Fund may only be purchased or sold through asset allocation, wrap fee and other similar fee-based advisory programs sponsored by financial intermediaries, such as brokerage firms, investment advisers, financial planners, third-party administrators, insurance companies, and any other institutions having a selling, administration or any similar agreement with the Fund’s Distributor.” [Underline added.]

22)	Comment: In the section titled “Investment Advisor/Portfolio Managers,” remove the following sentence: “Forward Management serves as investment advisor to the Fund and directly manages the Fund without the use of a sub-advisor.”

Response: Requested revision has been incorporated.

23)	Comment: In the section titled “Investment Advisor/Portfolio Managers,” it states that the “The Fund is team managed and all investment decisions are made jointly by the team.” However, the Fund also lists lead portfolio manager(s) who has primary responsibility for the day-to-day management of the Fund. The Registrant should clearly state if the Fund is team managed or whether there is a lead portfolio manager.

Response: As the disclosure states, certain Funds are team managed with certain individuals of the team serving in a lead role with respect to the team. Notwithstanding this, each member of the team is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio and, as such, has been included in the disclosure in accordance with Instruction 2 to Item 5(b). Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

24)	Comment: For the Forward Aggressive Growth Allocation Fund, in the section titled “Principal Investment Strategies,” include disclosure regarding the Fund’s market capitalization strategy, credit quality strategy and specific maturity strategy concerning the debt securities.

Response: As the disclosure in the section titled “Principal Investment Strategies” states, this Fund is a fund of affiliated funds and does not have its own strategy with respect to market capitalization, credit quality or maturity. Any such strategy would be that of an Underlying Fund in which the Fund invests. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

25)	Comment: For the Forward Aggressive Growth Allocation Fund, in the section titled “Principal Investment Strategies,” include disclosure regarding investments in derivatives, ETNs and ETFs since these are listed as principal risks.

Response: Inclusion of these principal risks was based on a review of the principal risks of the Underlying Funds in which the Fund will invest and the extent to which such Underlying Fund principal risks are indirectly applicable to the Fund. These principal risks are not suggestive of a particular principal investment strategy of the Fund. Upon a review of the principal risks of the Underlying Funds, the Registrant has determined that ETNs and ETFs are not principal risks of the Fund, while derivatives do constitute a principal risk of the Fund. Accordingly, ETNs and ETFs are no longer included as principal risks. Additionally, in light of the comment and to limit investor confusion, the Registrant will add disclosure in section titled “Principal Risks” clarifying which principal risks are direct risks of the Fund and which principal risks are indirect risks of the Fund as a result of the Fund’s investment in the Underlying Funds.

26)	Comment: For the Forward Aggressive Growth Allocation Fund, in the section titled “Principal Risks,” add risk disclosures for fixed-income, foreign securities, credit and interest rates.

Response: The Registrant notes that the principal risks disclosed for the Fund are included based on a review of the principal risks of the Underlying Funds in which the Fund will invest and the extent to which the Fund’s assets will be allocated to a particular Underlying Fund (i.e., range). Based on the Fund’s allocation to the Underlying Funds, the Registrant does not feel that the principal risks noted in the comment represent principal risks of the Fund. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

27)	Comment: For the Forward Balanced Allocation Fund, in the section titled “Principal Investment Strategies,” add disclosure regarding the Fund’s market capitalization strategy, credit strategy, maturity strategy and derivatives strategy.

Response: As the disclosure in the section titled “Principal Investment Strategies” states, this Fund is a fund of affiliated funds and does not have its own strategy with respect to market capitalization, credit quality, maturity or derivatives. Any such strategy would be that of an Underlying Fund in which the Fund invests. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

28)	Comment: For the Forward Balanced Allocation Fund, in the section titled “Principal Risks,” add risk disclosure concerning emerging markets and frontier markets.

Response: The Registrant notes that the principal risks disclosed for the Fund are included based on a review of the principal risks of the Underlying Funds in which the Fund will invest and the extent to which the Fund’s assets will be allocated to a particular Underlying Fund (i.e., range). Based on the Fund’s allocation to the Underlying Funds, the Registrant does not feel that the principal risks noted in the comment represent principal risks of the Fund. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

29)	Comment: For the Forward Banking and Finance Fund, in the section titled “Principal Investment Strategies,” the Fund states that “A company is defined as “principally engaged” in banking or financial services industries if: a majority of the revenues or earnings were derived from the creation, purchase or sale of banking or financial services products;…” If “financial services product” includes money markets products, then provide further explanation.

Response: The Registrant notes that this disclosure is simply providing a definition of companies in which the Fund will primarily invest. The disclosure does not suggest that the Fund will have direct exposure to money market instruments. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

30)	Comment: For the Forward Banking and Finance Fund, in the section titled “Principal Risks,” the Concentration Risk disclosure should be more specific about risks in investing in the banking and finance industry.

Response: In response to this comment, the Registrant has added risk disclosure describing the risks of banking and financial services-related investment in addition to the concentration risk disclosure.

31)	Comment: For the Forward Emerging Markets Fund, in the table “Annual Fund Operating Expenses,” add a line item for Interest Expense on Short Sales.

Response: The Fund does not engage in short sales. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

32)

Comment: For the Forward Emerging Markets Fund, in the section titled “Additional Investment Strategies and Risks,” subheading “Emerging Markets Securities and Frontier Market Securities,” emerging markets companies are clearly defined in the last paragraph as follows: “A company generally will be considered to be located in a particular emerging market country or frontier market country if it meets one or more of the following criteria: (i) the issuer of the security is organized under the laws of, or maintains its principal place of business in, the country; or (ii) during the company’s most recent fiscal year, it derived at least 50% of its revenues or profits from goods or services produced or sold, investments made or services performed in the country, or it has at least 50% of its assets in the country.” This definition should also be included under the fund summary section titled “Principal Investment Strategies.”

Response: Requested revision has been incorporated.

33)	Comment: For the Forward Emerging Markets Fund, in the section titled “Principal Risks,” add risk disclosure for short sales since the Fund many engage in short sales as disclosed in the Portfolio Turnover risk.

Response: The Fund does not engage in short sales. Accordingly, the Registrant has revised the disclosure to remove the reference to short sales in response to this comment.

34)	Comment: For the Class C and Class M shares prospectus of the Forward Emerging Markets Fund, in the table “Average Annual Total Returns,” returns are shown for Institutional Class shares while the Fund offers Class C and Class M shares. Provide an explanation why returns are not shown for a share class offered in the prospectus.

Response: As the disclosure states, Class C and Class M shares were not offered during the time period shown and thus, Institutional Class shares are shown in the “Average Annual Total Returns” table.

35)	Comment: For the Forward Frontier Markets Fund, in the section titled “Principal Investment Strategies,” be more specific about the Fund’s “exposure to the returns of frontier markets.” Include the definition of frontier markets that is in the section titled “Additional Investment Strategies and Risks,” subheading “Emerging Markets Securities and Frontier Market Securities,” on page 63 of the Class Z prospectus.

Response: Requested revision has been incorporated.

36)	Comment: For the Forward Frontier Markets Fund, in the section titled “Principal Investment Strategies,” provide a description of P-notes.

Response: Requested revision has been incorporated.

37)	Comment: For the Forward Frontier Markets Fund, in the section titled “Principal Investment Strategies,” disclose the strategies of investing in small and mid-cap companies

Response: Requested revision has been incorporated.

38)	Comment: For the Forward Global Infrastructure Fund, in the section titled “Principal Investment Strategies,” disclose the Fund’s strategy of investing in frontier and emerging markets. Also, disclose the Fund’s market capitalization strategy, credit quality strategy as well as, disclose that the Fund is investing in debt and the maturity of debt securities.

Response: Requested revision has been incorporated.

39)	Comment: For the Forward Global Infrastructure Fund, in the section titled “Principal Risks,” if credit quality strategy includes investment in junk bonds, then add disclosure regarding the risks of investing in junk bonds.

Response: As disclosed in the section titled “Principal Investment Strategies,” the Fund may invest in debt securities of any credit quality. Registrant believes, however, that based on the percentage of the Fund’s assets allocated to junk bonds, the risks associated with investing in junk bonds do not constitute a principal risk of the Fund. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

40)	Comment: For the Forward Global Infrastructure Fund, in the section titled “Principal Risks,” if investment in equity securities of companies includes small to mid-cap companies, then add disclosure regarding the risks of investing in small to mid-cap companies.

Response: As disclosed in the section titled “Principal Investment Strategies,” the Fund may invest in equity securities of companies having any capitalization. Registrant believes, however, that based on the percentage of the Fund’s assets allocated to small to mid-cap companies, the risks associated with investing in such companies do not constitute a principal risk of the Fund. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

41)	Comment: For the Forward Global Infrastructure Fund, in the section titled “Principal Risks,” the Infrastructure-Related Investment risk disclosure should be more specific about risks of investing in the infrastructure industry.

Response: In response to this comment, the Registrant has added risk disclosure describing the risks of infrastructure-related investment in addition to the concentration risk disclosure.

42)	Comment: For the Forward Growth & Income Allocation Fund, in the section titled “Principal Investment Strategies,” disclose the Fund’s strategies concerning the investment in market capitalization, maturity, credit quality and derivatives.

Response: As the disclosure in the section titled “Principal Investment Strategies” states, this Fund is a fund of affiliated funds and does not have its own strategy with respect to market capitalization, credit quality, maturity or derivatives. Any such strategy would be that of an Underlying Fund in which the Fund invests. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

43)	Comment: For the Forward Growth & Income Allocation Fund, in the section titled “Principal Risks,” disclose the risks in investing in frontier and emerging markets.

Response: The Registrant notes that the principal risks disclosed for the Fund are included based on a review of the principal risks of the Underlying Funds in which the Fund will invest and the extent to which the Fund’s assets will be allocated to a particular Underlying Fund (i.e., range). Based on the Fund’s allocation to the Underlying Funds, the Registrant does not feel that the principal risks noted in the comment represent principal risks of the Fund. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

44)	Comment: Since the Forward Growth Allocation Fund is a growth fund, current income is considered a secondary objective. In the section titled “Investment Objective,” remove the following language: “and some current income.”

Response: Requested revision has been incorporated.

45)	Comment: For Forward Growth Allocation Fund, in the section titled “Principal Investment Strategies,” discuss the Fund’s strategies concerning market capitalization, credit quality, maturity, derivatives and ETFs.

Response: As the disclosure in the section titled “Principal Investment Strategies” states, this Fund is a fund of affiliated funds and does not have its own strategy with respect to market capitalization, credit quality, maturity, derivatives or ETFs. Any such strategy would be that of an Underlying Fund in which the Fund invests. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

46)	Comment: For the Forward Growth Fund, in the section titled “Principal Investment Strategies,” disclose the types of equity securities in which the Fund will invest.

Response: Requested revision has been incorporated.

47)	Comment: For the High Yield Bond Fund, in the section titled “Principal Investment Strategies,” define lower-rated debt securities.

Response: The Registrant notes that additional disclosure defining “lower-rated debt securities” is contained later in the prospectus in the section titled “Security Types of the Funds.” Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

48)	Comment: For the High Yield Bond Fund, in the section titled “Principal Investment Strategies,” discuss the Fund’s strategy concerning maturity.

Response: Requested revision has been incorporated.

49)	Comment: For the High Yield Bond Fund, in the section titled “Principal Investment Strategies,” define duration and clarify the Fund’s duration as of a recent date. Also provide the following example in the statutory prospectus:

If the Fund has a duration of [            ] years, a [            ]% increase in interest rates will decrease the valuation of the portfolio by [            ]%.

Response: Requested revision has been incorporated.

50)	Comment: For the Forward Income & Growth Allocation Fund, in the section titled “Principal Investment Strategies,” disclose the Fund’s strategies concerning market capitalization, maturity and credit quality.

Response: As the disclosure in the section titled “Principal Investment Strategies” states, this Fund is a fund of affiliated funds and does not have its own strategy with respect to market capitalization, credit quality or maturity. Any such strategy would be that of an Underlying Fund in which the Fund invests. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

51)	Comment: For the Forward Income Allocation Fund, in the section titled “Principal Investment Strategies,” disclose the Fund’s strategies concerning the investment in market capitalization, maturity, credit quality and derivatives.

Response: As the disclosure in the section titled “Principal Investment Strategies” states, this Fund is a fund of affiliated funds and does not have its own strategy with respect to market capitalization, credit quality, maturity or derivatives. Any such strategy would be that of an Underlying Fund in which the Fund invests. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

52)	Comment: For the Forward Income Allocation Fund, in the section titled “Principal Risks,” disclose the risks of investing in foreign-issuers, frontier and emerging markets.

Response: The Registrant notes that the principal risks disclosed for the Fund are included based on a review of the principal risks of the Underlying Funds in which the Fund will invest and the extent to which the Fund’s assets will be allocated to a particular Underlying Fund (i.e., range). Based on the Fund’s allocation to the Underlying Funds, the Registrant does not feel that the principal risks noted in the comment represent principal risks of the Fund. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

53)	Comment: For the Forward International Dividend Fund, in the section titled “Principal Investment Strategies,” disclose the Fund’s strategies concerning the investment in small companies.

Response: Requested revision has been incorporated.

54)	Comment: For the Forward International Equity Fund, in the section titled “Principal Risks,” disclose the risk of investing in developing markets.

Response: Requested revision has been incorporated.

55)	Comment: For the Forward International Equity Fund, confirm that MSCI EAFE + EM GDTR_D Index is a third party index and was not an index created by the Advisor. Provide examples where other investment companies use the index.

Response: In light of the comment and to avoid investor confusion, the Registrant has revised the relevant disclosure to clarify that the name of the Fund’s index is the “MSCI EAFE + Emerging Markets Index.”

56)	Comment: For the Forward International Real Estate Fund, in the table “Annual Fund Operating Expenses,” add a line item for Interest Expense on Short Sales.

Response: The Fund does not engage in short sales. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

57)	Comment: For the Forward International Real Estate Fund, in the section titled “Principal Investment Strategies,” disclose the Fund’s strategies concerning the investment in short sales, credit and maturity.

Response: Requested revision has been incorporated.

58)	Comment: For the Forward International Real Estate Fund, in the section titled “Principal Investment Strategies,” define real estate and real estate investment company.

Response: The Registrant notes that additional disclosure defining “real estate-related company” is contained later in the prospectus in the section titled “Security Types of the Funds.” Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

59)	Comment: For the Forward International Small Companies Fund, in the section titled “Principal Investment Strategies,” small capitalization companies are defined as those companies capitalized at less than $4 billion dollars. Provide supplemental information on how the definition of small capitalization was derived

Response: The Registrant notes that the Fund’s sub-advisor looks at market capitalization relative to the Fund’s benchmark index, rather than on an absolute level. The limit on market capitalization started at approximately $2 billion approximately 10 years ago and has gradually been revised upward to reflect the rise in the market and consequently, the increase in the size of the components of the benchmark index. According to research carried out by the Fund’s sub-advisor, the Fund shows no meaningful market cap bias compared to its index, in which the largest stock currently has a market cap of $5.2 billion.

60)	Comment: For the Forward Investment Grade Fixed-Income Fund, in the section titled “Principal Investment Strategies,” disclose the current duration of the Fund.

Response: Requested revision has been incorporated.

61)	Comment: For the Forward Investment Grade Fixed-Income Fund, in the section titled “Principal Risks,” in the Debt Securities risk disclosure, provide an explanation that when interest rates increase, the value of debt in debt securities decreases.

Response: The Registrant notes that interest rate risk with respect to debt securities is already included in the section titled “Principal Risks,” and further described later in the prospectus in the section titled “Discussion of Principal Risks.” Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

62)	Comment: Since an S&P 500 company is not necessarily a large cap company, for the Forward Large Cap Equity Fund, in the section titled “Principal Investment Strategies,” remove the language “or are included in the S&P 500” from the last sentence in the first paragraph

Response: The Registrant notes that S&P 500 Index is widely used as a gauge of large cap U.S. issuers and appropriate for use by the Fund in this context. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

63)	Comment: Since an S&P 500 company is not necessarily a large cap company, for the Forward Large Cap Growth Fund, in the section titled “Principal Investment Strategies,” remove the language “or are included in the S&P 500” from the last sentence in the first paragraph.

Response: The Registrant notes that the S&P 500 Index is widely used as a gauge of large cap U.S. issuers and appropriate for use by the Fund in this context. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

64)	Comment: For the Forward Large Cap Growth Fund, in the section titled “Principal Investment Strategies,” disclose the Fund’s strategies concerning the investment in small to mid cap companies and derivatives.

Response: The Registrant believes that this comment is in response to the inclusion of principal risks related to “Derivatives” and “Small and Medium Capitalization Companies” included in PEA 68. The Registrant has removed such disclosure from the principal risks as the Fund does not intend to invest in derivatives or small and medium capitalization companies as part of its principal investment strategy.

65)	Comment: For the Forward Large Cap Value Fund, in the section titled “Principal Investment Strategies,” disclose the Fund’s strategies concerning the investment in small cap companies and derivatives.

Response: The Registrant believes that this comment is in response to the inclusion of principal risks related to “Derivatives” and “Small Capitalization Stocks” included in PEA 68. The Registrant has removed such disclosure from the principal risks as the Fund does not intend to invest in derivatives or small capitalization companies as part of its principal investment strategy.

66)	Comment: For the Forward Legato Fund, in the section titled “Investment Objective,” remove the following sentence: “The Fund anticipates that its investment returns are likely to be in the form of capital appreciation rather than income, since small capitalization companies often do not pay regular dividends.”

Response: Requested revision has been incorporated.

67)	Comment: For the Forward Long/Short Credit Analysis Fund, in the section titled “Principal Investment Strategies,” disclose the Fund’s credit and maturity strategies.

Response: Requested revision has been incorporated.

68)	Comment: For the Forward Long/Short Credit Analysis Fund, in the section titled “Principal Risks,” remove the “Nature of Investments” risk.

Response: Requested revision has been incorporated.

69)	Comment: For the Forward Mortgage Securities Fund, in the section titled “Principal Investment Strategies,” disclose the current duration of the Fund’s benchmark and the Fund’s derivatives strategy.

Response: Requested revision has been incorporated.

70)	Comment: For the Forward Real Estate Fund, in the section titled “Principal Risks,” disclose the risk of investing in junk bonds since there are no credit quality restrictions.

Response: As disclosed in the section titled “Principal Investment Strategies,” the Fund may invest in debt securities of any credit quality. Registrant believes, however, that based on the percentage of the Fund’s assets allocated to junk bonds, the risks associated with investing in junk bonds do not constitute a principal risk of the Fund. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

71)	Comment: For the Forward Select Income Fund, in the section titled “Principal Investment Strategies,” disclose the Fund’s market capitalization, credit quality and maturity strategies.

Response: Requested revision has been incorporated.

72)	Comment: For the Forward Small Cap Equity Fund, in the section titled “Investment Objective,” remove the following sentence: “The Fund anticipates that its investment returns are likely to be in the form of capital appreciation rather than income, since small capitalization companies often do not pay regular dividends.”

Response: Requested revision has been incorporated.

73)	Comment: For the Forward Small Cap Equity Fund, in the section titled “Principal Investment Strategies,” small capitalization market is defined as those companies with market capitalizations of up to $2.5 billion. The definition should be consistent between all Funds that invest in equity securities of small capitalization companies.

Response: The Registrant notes that a particular fund’s strategy with respect to capitalization is determined by a number of factors and may differ from fund to fund based on how those factors are analyzed by a fund’s advisor and/or sub-advisor. As such, it is often the case that capitalization definitions are not consistent for all funds within a fund complex. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

74)	Comment: For the Forward Small to Mid Cap Fund, in the section titled “Principal Investment Strategies,” remove the word “Generally” from the following sentence: “Generally, small capitalization issuers have a capitalization of $1 billion or less at the time of investment and medium capitalization issuers have a capitalization ranging from $1 billion to $10 billion at the time of investment.”

Response: The disclosure has been revised to read as follows: “For purposes of the Fund’s investment strategy, small capitalization issuers have a capitalization of $1 billion or less at the time of investment and medium capitalization issuers have a capitalization ranging from $1 billion to $10 billion at the time of investment.”

75)	Comment: For the Forward Small to Mid Cap Fund, in the section titled “Principal Investment Strategies,” specifically define a small to mid capitalization company.

Response: Requested revision has been incorporated.

76)	Comment: For the Forward Small to Mid Cap Fund, in the section titled “Principal Investment Strategies,” disclose the Fund’s derivatives strategy.

Response: The Fund does not currently invest in derivatives. Accordingly, the Registrant has revised the disclosure to remove the reference to derivatives in response to this comment.

77)	Comment: Forward Strategic Alternatives Fund, in the section titled “Principal Investment Strategies,” disclose the Fund’s strategies of investing in junk bonds and mid-cap companies.

Response: Requested revision has been incorporated.

78)	Comment: For the Forward Strategic Alternatives Fund, in the section titled “Principal Risks,” disclose the risk of investing in alternatives.

Response: The Registrant believe that the principal risks related to its investments and alternative asset classes are adequately described by the principal risk disclosure related to derivatives and real estate securities and REITs. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

79)	Comment: For the Forward Strategic Alternatives Fund, in the table “Average Annual Total Returns,” the S&P 500/ Barclays Capital U.S. Aggregate Blend Index cannot be the Fund’s primary index.

Response: Both the returns of the S&P 500 Index and Barclays Capital U.S. Aggregate Bond Index are included in the “Average Annual Total Returns” table. The Registrant notes that both these indexes can serve as the Fund’s primary index. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

80)	Comment: For the Forward Strategic Realty Fund, in the section titled “Principal Investment Strategies,” clarify what is meant by “other senior securities.”

Response: Requested revision has been incorporated.

81)	Comment: For the Forward Strategic Realty Fund, since Hedging is disclosed as a principal risk, in the section titled “Principal Investment Strategies,” disclose the Fund’s hedging strategy.

Response: Requested revision has been incorporated.

82)	Comment: For the Forward Tactical Growth Fund, in the section titled “Principal Investment Strategies,” disclose the Fund’s maturity strategy.

Response: Requested revision has been incorporated.

83)	Comment: For the Forward U.S. Government Money Fund, in the section titled “Principal Investment Strategies,” clearly disclose the Fund is investing all of its assets in money market eligible securities.

Response: Requested revision has been incorporated.

84)	Comment: For the Forward U.S. Government Money Fund, in the section titled “Principal Risks,” many of the risks disclosed are unlikely risks for a money market fund. Remove those risks that do not directly apply to the Fund.

Response: Requested revision has been incorporated.

85)	Comment: The primary index associated with each of the following Funds as provided in each Fund’s “Average Annual Total Returns” table does not represent a “broad-based securities market index” within the meaning of Form N-1A. Please supplement each Fund’s “Average Annual Total Returns” table with a “broad-based securities market index,” or, clarify supplementally the Registrant’s belief that the each associated primary index set forth opposite the respective Fund below is a “broad-based securities market index” within the meaning of Form N-1A.

Forward Global Infrastructure Fund	S&P Global Infrastructure Index

Forward International Real Estate Fund	FTSE EPRA/NAREIT Developed ex-US Index (f/k/a FTSE EPRA/NAREIT Global Real Estate Index ex-US)

Forward Mortgage Securities Fund	Barclays Capital Mortgage-Backed Securities Index

Forward Strategic Realty Fund	FTSE NAREIT Composite Index

Response: The Registrant believes that the associated primary indexes referenced above comply with the meaning of the term “broad-based securities market index.” Item 4(b)(2)(iii) of Form N-1A requires funds to disclose in their average annual return table the “returns of an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7).” Instruction 5 to Item 27(b)(7) defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.”

The 1998 Form N-1A adopting release states that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market. The proposed approach also was consistent with the line graph presentation of fund performance required in MDFP disclosure.” In soliciting comment about what might constitute an appropriate or inappropriate securities index for comparison purposes in an MDFP line graph, the MDFP proposing release explored several possibilities. It stated that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests. In some case, of course, there will not be an index available that encompasses the types of securities in which the fund invests. Nonetheless, a broad market index could always be used to serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period.” The MDFP adopting release states that “Item 5A(b) requires that a broad-based securities market index, such as the S&P 500, the Nikkei Index, or the Lehman Corporate Bond Index, be used in the graphic comparison. The Commission has chosen to require funds to use a broad-based index in order to provide investors with a benchmark for evaluating fund performance that affords a greater basis for comparability than a narrow index would afford.”

With respect to the Forward Global Infrastructure Fund, the S&P Global Infrastructure Index provides liquid and tradable exposure to 75 companies from around the world that represent the listed infrastructure universe. To create diversified exposure across the global listed infrastructure market, the index has balanced weights across three distinct infrastructure clusters: Utilities, Transportation and Energy. The Registrant believes that the index is “appropriate” given the Fund’s investment objective and the securities in which the Fund invests. Because the index is administered by Standard & Poor’s Financial Services LLC, which is not an affiliated person of the Fund, the Fund’s adviser nor the Fund’s principal underwriter, and further because the index is used as a benchmark index for several different investment products with investment objectives similar to the Fund, including mutual funds and exchange-traded funds that are not affiliated with the Registrant (i.e., the index is widely recognized and used), the Registrant believes that the index qualifies as an appropriate broad-based securities market index for purposes of the Fund’s “Average Annual Total Returns” table. The Registrant further notes that the Forward Global Infrastructure Fund (f/k/a the Kensington Global Infrastructure Fund prior to a shell reorganization in June 2009 which resulted in the Fund becoming a series of Forward Funds) has used the S&P Global Infrastructure Index as its benchmark index since the Fund (including as its predecessor) commenced operations in June 2007.

With respect to the Forward International Real Estate Fund, the FTSE EPRA/NAREIT Developed ex-US Index (f/k/a the FTSE EPRA/NAREIT Global Real Estate Index ex-US) is designed to track the performance of listed real estate companies and REITs worldwide, excluding U.S. companies. With respect to the Forward Strategic Realty Fund, the FTSE NAREIT Composite Index is an unmanaged index consisting of approximately 200 real estate investment trust stocks. Each index is part of the FTSE Group’s range of nonmarket capitalization weighted indices. The FTSE Group creates and manages over 120,000 equity, bond and alternative asset class indices and is an independent company owned by The Financial Times and the London Stock Exchange. FTSE indices are generally used by investors world-wide such as consultants, asset managers, investment banks, stock exchanges and brokers. The indexes are two of several indices developed jointly by the FTSE Group and the National Association of Real Estate Investment Trusts. The Registrant believes that each index is “appropriate” given each respective Fund’s investment objective and the securities in which each Fund invests. Because each index is administered by the FTSE Group, which is not an affiliated person of the Funds, the Funds’ adviser nor the Funds’ principal underwriter, and further because each index, as with other FTSE Group indices, is used as a benchmark index for several different investment products with investment objectives similar to the respective Fund, including mutual funds and exchange-traded funds that are not affiliated with the Registrant (i.e., each index is widely recognized and used), the Registrant believes that each index qualifies as an appropriate broad-based securities market index for purposes of the respective Fund’s “Average Annual Total Returns” table. The Registrant further notes that the Forward International Real Estate Fund (f/k/a/ the Kensington International Real Estate Fund prior to a shell reorganization in June 2009 which resulted in the Fund becoming a series of Forward Funds) has used the FTSE EPRA/NAREIT Developed ex-US Index (f/k/a the FTSE EPRA/NAREIT Global Real

Estate Index ex-US) as its benchmark index since the Fund (including as its predecessor) commenced operations in April 2006, and the Forward Strategic Realty Fund (f/k/a the Kensington Strategic Realty Fund prior to a shell reorganization in June 2009 which resulted in the Fund becoming a series of Forward Funds) has used the FTSE NAREIT Composite Index as its benchmark index since the Fund (including as its predecessor) commenced operations in September 1999.

With respect to the Forward Mortgage Securities Fund, the Barclays Capital Mortgage-Backed Securities Index is an unmanaged index of fixed-rate securities backed by mortgage pools of the Government National Mortgage Association, Federal Home Loan Mortgage Corporation and Federal National Mortgage Association. The Registrant believes that the index is “appropriate” given the Fund’s investment objective and the securities in which the Fund invests. Because the index is administered by Barclays Capital, a division of Barclays Bank PLC, which is not an affiliated person of the Fund, the Fund’s adviser nor the Fund’s principal underwriter, and further because the index is used as a benchmark index for several different investment products with investment objectives similar to the Fund, including mutual funds and exchange-traded funds that are not affiliated with the Registrant (i.e., the index is widely recognized and used), the Registrant believes that the index qualifies as an appropriate broad-based securities market index for purposes of the Fund’s “Average Annual Total Returns” table. The Registrant further notes that the Forward Mortgage Securities Fund (f/k/a the Accessor Mortgage Securities Fund prior to a shell reorganization in September 2008 which resulted in the Fund becoming a series of Forward Funds) has used the Barclays Capital Mortgage-Backed Securities Index (f/k/a the Lehman Brothers Mortgage Backed Securities Index) as the benchmark index for the Fund (including as its predecessor) since at least 1996.

Statutory Prospectuses:

86)	Comment: State the positions held by Michael McGowan and Aaron Visse from 2005 – 2007.

Response: As disclosed in the prospectus, Michael McGowan has held the position of Senior Analyst since 2005 and became a portfolio manager in 2007. As disclosed in the prospectus, Aaron Visse has held the position of Analyst since 2002 and became a portfolio manager in 2007. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

87)	Comment: State the position held by Ian Goltra between his position as a Senior Analyst to his position as Portfolio Manager for Forward Management.

Response: Requested revision has been incorporated.

88)	Comment: State the positions held by Kenneth G. Mertz since 2005.

Response: Requested revision has been incorporated.

89)	Comment: State the positions held by Peter J. Niedland, CFA, since 2005.

Response: Requested revision has been incorporated.

90)	Comment: If the Forward Emerging Markets Fund team makes decisions jointly then the following sentence should state as such, “The Forward Emerging Markets Fund is team managed and all investment decisions are made jointly by the team.” If they are not, then the role of each Portfolio Manager must be clarified.

Response: The Fund is team managed and all investments decisions are made jointly. Requested revision has been incorporated.

91)	Comment: State the specific position(s) held by Klaus Bockstaller since joining PAM in 2009.

Response: As disclosed in the prospectus, Klaus Bockstaller has held the position of Co-Head, Global Emerging Markets Equities since joining PAM in 2009. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

92)	Comment: State the specific positions held by Paul Moghtader, Taras Ivanenko, Peter Kashanek and Craig Scholl from 2007 – 2008.

Response: As disclosed in the prospectus, since 2007 Paul Moghtader has served as Director and Portfolio Manager/Analyst, Taras Ivanenko has served as Senior Vice President and Portfolio Manager/Analyst, Peter Kashanek has served as Senior Vice President and Client Portfolio Manager and Craig Scholl has served as Director and Portfolio Manager/Analyst on Lazard’s Quantitative Equity Team. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

93)	Comment: State the positions held by Sebastien Eisinger since August 2007.

Response: As disclosed in the prospectus, Sebastien Eisinger has held the position of the Head of the Fixed Income Team since August 2007. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

94)	Comment: State the positions held by Michael Benhaim since 2006.

Response: As disclosed in the prospectus, Mickael Benhaim has held the position of Head of Global Bonds, Fixed Income Team since 2006. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

95)	Comment: State the positions held by Simon Lue-Fong since 2005.

Response: As disclosed in the prospectus, Simon Lue-Fong has held the position of Senior Investment Manager and Head of Global Emerging Debt since 2005. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

96)	Comment: State the positions held by Royce W. Medlin from January 2006 – September 2007.

Response: As disclosed in the prospectus, Royce W. Medlin has held the position of Senior Portfolio Manager since January 2006. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

97)	Comment: For the Forward Large Cap Value Fund, the prospectus states that the investment team consists of 15 portfolio managers. However, only Constantine P. Papageorgiou and Qi Zeng’s background and experience are disclosed. If the Fund is team managed, provide the background and experience for each member of the team. Otherwise, clarify the roles of Mr. Papageorgiou and Ms. Zeng.

Response: Constantine Papegeorgiou and Qi Zeng are the portfolio manager and back-up portfolio manager, respectively, for the Fund. Although the core equity team consists of 15 portfolio managers, Mr. Papageorgiou and Ms. Zeng are primarily responsible for the investment decisions for the Fund. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

98)	Comment: Clarify the role of Guy J. Benstead and Alan E. Hart as portfolio managers of the Forward Long/Short Credit Analysis Fund. Also, state the specific experiences of both Mr. Benstead and Hart since 2005.

Response: Requested revision has been incorporated.

99)	Comment: State the specific experience/role of Akiva Dickstein at BlackRock Financial Management, Inc.

Response: As disclosed in the prospectus, Akiva Dickstein is Managing Director and a member of BlackRock’s Fixed Income Portfolio Management Group. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

100)	Comment: State the specific position held by Thomas Stevens at Los Angeles Capital Management and Equity Research, Inc.

Response: Requested revision has been incorporated.

101)	Comment: Revise the Comparable Account Presentation to provide that Broadmark Asset Management does not manage any other similarly managed investment company. If there is any similarly managed investment company, disclose the past performance.

Response: Requested revision has been incorporated.

102)	Comment: Revise the Comparable Account Presentation to reflect performance as of 1, 5, 10 years, as applicable. Re-calculate the performance net all expenses, including the deduction of any applicable sales loads.

Response: The Registrant notes that the Comparable Account ceased operations on September 30, 2009 and it is not possible to re-calculate performance for time periods past that date. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment. Notwithstanding this, the Registrant has revised the disclosure to make clear that the Comparable Account is no longer operational.

103)	Comment: The following comments concern the fulcrum fee tables for the Forward Large Cap Growth Fund and Forward Large Cap Value Fund:

a.	Each table is blurry. Re-create the tables so they are legible.

Response: Requested revision has been incorporated.

b.	Clarify whether the fee adjustments apply to the assets under the same 12-month period as the Fund’s performance and the Fund’s benchmark.

Response: Requested revision has been incorporated.

c.	Disclose the Fund’s benchmark.

Response: Requested revision has been incorporated.

d.	Provide a narrative explanation of the chart. The chart is unclear.

Response: Requested revision has been incorporated.

Statement of Additional Information

104)	Comment: As required per Item 16(f) of Form N-1A, all ongoing portfolio holdings arrangements must be disclosed including service providers. In the following paragraph: “The policy also permits the daily or less frequent disclosure of any and all portfolio information to the Funds’ service providers and others who generally need access to such information in the performance of their contractual duties and responsibilities, such as the Funds’ custodian, fund accountants, Investment Advisor and Sub-Advisors, administrator, independent public accountants, attorneys, officers and directors and each of their respective affiliates and advisors, who are subject to duties of confidentiality imposed by law and/or contract, including a duty not to trade on non-public information,” specifically identify the administrator, independent public accountants and attorneys.

Response: Requested revision has been incorporated.

Please feel free to contact the undersigned at 720.917.0602 should you have any questions.

Sincerely,

/s/ Erin E. Douglas, Esq.
Erin E. Douglas, Esq.

cc:	Mary Curran, Secretary, Forward Funds
Judith M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds
Douglas P. Dick, Dechert LLP
Kenneth R. Earley, Dechert LLP

Attachment

Attachment

FORWARD FUNDS

433 California Street, 11th Floor

San Francisco, California 94104

April 30, 2010

VIA EDGAR CORRESPONDENCE

Mr. Briccio Barrientos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Forward Funds (the “Registrant”) (SEC File Nos. 033-48940 and 811-06722) Post-Effective Amendment No. 68 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”)

Dear Mr. Barrientos:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the undersigned hereby acknowledges on behalf of the Registrant that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (the “SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing made; and

•

if, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Sincerely,

/s/ Judith M. Rosenberg
Judith M. Rosenberg
Chief Compliance Officer and Chief Legal Officer